Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the 2011 consolidated financial statements and September 30, 2012 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 23, 2012 unless we indicate otherwise.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, section 21E of the U.S. Securities Exchange Act of 1934, and applicable Canadian securities legislation, including, without limitation: statements related to our future growth; trends in our industry; our financial or operational results including our quarterly earnings and revenue guidance; the impact of the transition activities of our manufacturing services for Research In Motion Limited (RIM) on our financial targets and results and working capital requirements, and our anticipated expenses and restructuring charges related to such transition and other actions; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; our ability to diversify and grow our customer base and develop new capabilities; the effect of the global economic environment on customer demand; and our intention to undertake the substantial issuer bid (SIB) and the terms thereof, including the number of subordinate voting shares we may purchase in the SIB and the price range. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues”, or similar expressions, or may employ such future or conditional verbs as “may,” “will,” “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the challenges of effectively managing the transition activities of our manufacturing services for RIM; the extent of the restructuring charges associated with the RIM wind down and other actions; our dependence on a limited number of customers and on our customers’ ability to compete and succeed in their marketplace for the products we manufacture; the effects of price competition and other business and competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to significant changes in demand and changes in the outsourcing strategies of our customers, including the insourcing of programs by them; the challenges of managing changing commodity costs as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, local labor conditions and social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; the delays in the delivery and/or general availability of various components and materials used in our manufacturing process; the challenge of managing our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results among periods; our ability to successfully manage our international operations; increasing income taxes and our inability to successfully defend tax audits or meet the conditions of tax incentives; the completion of all our restructuring activities or integration of our acquisitions; the risk of potential non-performance by counterparties, including but not limited to financial institutions, customers and suppliers; risks relating to the SIB not occurring as intended, including: our expectation that we will fund any purchases of subordinate voting shares pursuant to the SIB from a combination of available cash on hand and cash drawn from our existing revolving credit facility; our ability to obtain regulatory approvals; our continuing to have sufficient financial resources and working capital and the SIB not precluding us from pursuing foreseeable business opportunities for the future growth of our business; and the market for our subordinate voting shares at the completion of the SIB not being materially less liquid than the market that exists at the time we commence it. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: our ability to effectively manage the RIM transition activities; forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition;

anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. Our assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above and elsewhere in this MD&A. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. These and other risks and uncertainties, as well as other information related to the company, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian securities regulators.

The substantial issuer bid (tender offer) referred to in this document has not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any subordinate voting shares of Celestica.  The solicitation and the offer to buy subordinate voting shares of Celestica will be made pursuant to an offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and related materials that Celestica will file with the Canadian securities regulators and the U.S. Securities and Exchange Commission and will distribute to its shareholders; copies will be available free from Celestica or at www.sedar.com or www.sec.gov.  These documents will contain important information about the substantial issuer bid and shareholders of Celestica are urged to read them carefully when they become available.

Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the communications (comprised of enterprise communications and telecommunications), consumer, computing (comprised of servers and storage), and diversified (comprised of industrial, aerospace and defense, healthcare, green technology, semiconductor equipment and other) end markets. We believe our services and solutions help our customers reduce their time-to-market and eliminate waste from their supply chains, resulting in lower product lifecycle costs, better financial returns and improved competitive advantage in their respective business environments.

Our global operating network spans the Americas, Asia and Europe. In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through centers of excellence strategically located around the world. We strive to align a network of suppliers around these centers in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory. We operate other facilities around the world with specialized supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific production and product lifecycle requirements of our customers.

Through our centers of excellence and the deployment of our Total Cost of OwnershipTM (TCOO) strategy with our suppliers, we strive to provide our customers with the lowest total cost throughout the product lifecycle. This approach enables us to focus our capabilities on solutions that address the total cost of design, sourcing, production, delivery and after-market services for our customers’ products, which drives greater levels of efficiency and improved service levels throughout our customers’ supply chains.

We offer a full range of services to our customers including design, supply chain management, manufacturing, engineering, complex mechanical and systems integration, order fulfillment, logistics and after-market services. We are focused on expanding these service offerings across our major markets with existing and new customers and on growing our business in the diversified end market. We continue to invest in assets and resources to expand our design, engineering and after-market service capabilities, while continuing to pursue higher-value opportunities with existing customers. In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies, strengthening our complex mechanical and systems integration offering. During 2010 and 2011, we completed the acquisitions of Invec Solutions Limited (Invec), Allied Panels Entwicklungs-und Produktions GmbH (Allied Panels) and the semiconductor equipment contract manufacturing operations of Brooks Automation, Inc. (Brooks Automation), enhancing and adding new capabilities to our offerings and expanding our customer base.

Although we supply products and services to over 100 customers, we depend upon a relatively small number of customers for a significant portion of our revenue. Revenue generated from our customers will vary from period to period depending on the success in the marketplace of our customers’ products, changes in demand from our customers for the products we manufacture, and the volume and timing of new program wins, losses or follow-on business from our customers, among other factors. In the aggregate, our top 10 customers represented 69% of revenue for the first nine months of 2012 (72% — first nine months of 2011). In June 2012, we announced that we would wind down our manufacturing services for RIM. We completed substantially all of our manufacturing services for RIM by September 30, 2012. RIM represented just under 10% of revenue for the third quarter of 2012 (second quarter of 2012 — 17%; third quarter of 2011 — 18%) and revenue from RIM will be minimal in the fourth quarter of 2012. We cannot assure the timely replacement of the RIM revenue. See further discussion below — “Summary of Q3 2012”.

The products and services we provide can be found in a wide variety of end products, including servers; networking, wireless and telecommunications equipment; storage devices; aerospace and defense electronics, such as in-flight entertainment and guidance systems; healthcare products; smartphones; audiovisual equipment; printer supplies; peripherals; semiconductor equipment; and a range of industrial and green technology electronic equipment, including solar panels and inverters.

We believe we are well positioned in the EMS industry, based on our services and capabilities, operational performance and track record as one of the major global EMS companies. Our priorities include (i) growth in our targeted business areas including the timely replacement of the RIM revenue, (ii) continuing improvement of financial results, including operating margins, returns, and free cash flow, (iii) developing and enhancing profitable relationships with leading customers across our strategic target markets and (iv) increasing our capabilities in services and technologies beyond our traditional areas of EMS expertise. We believe that success in these areas will continue to strengthen our competitive position and enhance customer satisfaction and shareholder value. Our continued focus will be to expand our revenue base in our higher-value-added services such as design, engineering, supply chain management and after-market services, and to grow our business with new and existing customers in the computing, communications and diversified markets. In response to the wind down of our manufacturing services for RIM, we are also committed to further streamlining and simplifying our organization to reduce our overall cost structure going forward.

We established three-year financial targets at the beginning of 2010. These targets included achieving a compound annual revenue growth rate of 6% to 8% by the end of 2012, and generating the following performance on non-IFRS measures: annual operating margin of 3.5% to 4.0%, annual return on invested capital (ROIC) of greater than 20% and annual free cash flow of between $100 million and $200 million. As a result of the wind down of our manufacturing services for RIM and the challenging demand outlook, we withdrew our previous three-year compound annual revenue growth target of 6% to 8% and our annual operating margin target of 3.5% to 4.0% in the second quarter of 2012 as we expected our revenue growth for fiscal 2012 to be negative compared to 2011. Although there is uncertainty with respect to demand, we currently expect our operating margin to remain under pressure in the short term and to be in the range of 2.0% to 2.5% for the first half of 2013. Despite our lower revenue projection for 2012, we continue to expect to achieve our annual ROIC and annual free cash flow targets for 2012.  Additional factors that could further negatively impact our financial results include the changing demand for our customers’ products in various end markets, our revenue mix, changes to our customers’ supply chain strategies, the size and timing of customer program bookings by end markets, the costs and timing of ramping new business, program losses or customer disengagements, and the operating margin achieved and capital deployed for the services we provide to customers, among other factors discussed below.  We continue to manage our costs and capital resources in response to these changing circumstances.

Our financial targets for operating margin, ROIC and free cash flow are non-IFRS measures without standardized meanings and are not necessarily comparable to similar measures presented by other companies. Our management uses non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business, and (iv) set management incentive targets. See “Non-IFRS measures” below.

Overview of business environment:

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, the revenue is volatile on a quarterly basis, the business environment is highly competitive, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting operating margins. The amount and location of qualified people, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that ROIC, which is primarily affected by operating margin and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited, making revenue from customers and by end markets difficult to predict. Short product lifecycles inherent in technology markets, short production lead times expected by our customers, rapid shifts in technology for our customers’ products, frequent changes in preference by our customers’ customers, model obsolescence and general volatility in the economy are contributing factors. The global economy and financial markets continue to be uncertain and may continue to negatively impact the operations of most EMS providers, including Celestica. Uncertainty as to the extent and timing of the global economic recovery may impact future demand for Celestica’s products and services. We will continue to monitor the dynamics and impacts of the global economic environment and will work to manage our costs and resources to address changes as they occur.

The EMS industry has also experienced component shortages. In many cases, components used in the manufacturing and assembly processes are only available from a single supplier. We procure substantially all of our component and materials pursuant to individual purchase orders that are generally short-term in nature. Component shortages can delay production as well as the revenue related to products using those components, and may result in higher inventory levels and extended lead times. External factors that could impact our business include natural disasters, political instability, local labor conditions and social unrest, criminal activity and other risks present in the jurisdictions in which we, our suppliers and our customers operate. These types of local events could disrupt operations at one or more of our facilities or those of our customers, component suppliers or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or the ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our facilities, including damage that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. However, our insurance policies are subject to deductibles and limitations and may not provide adequate coverage.

Our business is also affected by customers who will sometimes shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, or their preference or need to consolidate their supply chain capacity or the number of supply chain partners. Customers may also choose to accelerate the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better balance their supply continuity risk. As we respond to the impact of these customer decisions, these changes may impact, among other items, our revenue and operating margin, the costs of restructuring, the level of our capital expenditures and our cash flows.

Summary of Q3 2012

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2012 and the results of operations, comprehensive income and cash flows for the three and nine months ended September 30, 2012.

Wind down of manufacturing services for RIM and restructuring update:

In June 2012, we announced the wind down of our manufacturing services for RIM. We completed our manufacturing for RIM in Romania and Malaysia at the end of June 2012 and substantially all of our manufacturing in Mexico by September 30, 2012.

During the past several quarters, our revenue from RIM has ranged between 17% and 21% as a percentage of total revenue. In the third quarter of 2012, our revenue from RIM decreased to just under 10% of total revenue as we completed our manufacturing services for them. Our revenue from RIM in the fourth quarter of 2012 will be minimal. We are actively pursuing new business opportunities to replace the lost revenue from RIM. Although we are managing our costs during this transition, we anticipate short-term pressure on our operating margins.

We cannot assure the timely replacement of the RIM revenue. Our operating margins each quarter are also impacted by changes in demand from our customers, the mix of customers and the types of products or services we provide, pricing pressures, utilization of manufacturing capacity, and the costs and timing of ramping new business, among other factors.

Due to the significance of RIM as a customer and in order to improve our margin performance, we previously announced that we would take restructuring actions throughout our global network to reduce our overall cost structure. We estimated total restructuring charges of between $40 million and $50 million which we expect to complete by the first half of 2013. Of this amount, we recorded $8.3 million in the third quarter of 2012 (first nine months of 2012 — $27.3 million). In the first nine months of 2012, we recorded $12.3 million of restructuring charges primarily related to employee termination costs for our RIM manufacturing operations in Mexico and other actions throughout our global network, and $15.0 million in non-cash charges primarily to write down to recoverable amounts the RIM equipment that was no longer in use in Mexico, Romania and Malaysia.

The following table shows certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Revenue	$1,830.1	$1,575.4	$5,459.6	$5,011.0
Gross profit	126.5	109.4	369.3	338.6
Selling, general and administrative expenses (SG&A)	61.9	62.4	194.9	182.3
Other charges (recoveries)	(2.6)	8.9	5.5	25.0
Net earnings	50.2	43.7	125.9	110.5
Diluted earnings per share	$0.23	$0.21	$0.57	$0.52

	December 31 2011	September 30 2012
Cash and cash equivalents	$658.9	$598.2
Total assets	2,969.6	2,885.5

Revenue of $1.58 billion for the third quarter of 2012 decreased 14% from $1.83 billion for the same period in 2011; approximately three-quarters of this decrease was due to the wind down of our RIM manufacturing services. Compared to the third quarter of 2011, revenue dollars from consumer decreased 48% primarily due to the wind down of our manufacturing for RIM, and communications and servers each decreased 9% due to overall demand weakness. These decreases were offset in part by our diversified and storage end markets which increased 14% and 1%, respectively, compared to the third quarter of 2011. Revenue from our diversified end market increased 14%, or $41 million, from the third quarter of 2011, primarily driven by new program wins. The D&H acquisition did not significantly impact our revenue for the third quarter of 2012.

Gross profit for the third quarter of 2012 decreased 14% from the third quarter of 2011, in line with the decrease in revenue from the same period of 2011. Gross margin as a percentage of revenue of 6.9% in the third quarter of 2012 was flat compared to the same period of 2011. SG&A for the third quarter of 2012 of $62.4 million was relatively flat compared to the same period in 2011. Net earnings for the third quarter of 2012 of $43.7 million were $6.5 million lower than for the same period of 2011, primarily due to overall lower volumes and higher restructuring charges, partially offset by $21.0 million of income tax recoveries arising from changes to our provisions related to certain tax uncertainties and from the recognition of certain deferred tax assets previously not recognized.

Our balance sheet remains strong. Our cash and cash equivalents at September 30, 2012 were $598.2 million (December 31, 2011 — $658.9 million). Free cash flow for the third quarter of 2012 was $59.9 million, up from $16.9 million for the second quarter of 2012. At September 30, 2012, there were no amounts drawn (December 31, 2011 — no amounts drawn) under our revolving credit facility and we had sold $60.0 million of A/R (December 31, 2011 — sold $60.0 million of A/R). At September 30, 2012, we had a deposit of $30.0 million from RIM (December 31, 2011 — $120.0 million deposit), which we expect to repay by October 31, 2012.

Our Normal Course Issuer Bid (NCIB) allows us to repurchase, at our discretion, until the earlier of February 8, 2013 or the completion of purchases under the bid, up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our total subordinate voting and multiple voting shares outstanding at the commencement of the NCIB) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During the third quarter of 2012, we paid $21.2 million, including transaction fees, to repurchase for cancellation 2.7 million subordinate voting shares at a weighted average price of $7.76 per share. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans.  We did not purchase any subordinate voting shares for these plans in the third quarter of 2012. At September 30, 2012, we can repurchase up to an additional 2.5 million subordinate voting shares under the NCIB.

In September 2012, we completed the acquisition of D&H, a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers. The purchase price was $71.4 million, net of cash acquired, which we financed from cash on hand. This acquisition did not have a significant impact on our consolidated results of operations for the third quarter of 2012.

On October 23, 2012, our board of directors authorized a substantial issuer bid to repurchase for cancellation up to $175 million of our subordinate voting shares (Offer). We expect to launch and complete the Offer during the fourth quarter of 2012. We will fund the share repurchases using a combination of available cash on hand and cash drawn from our existing revolving credit facility.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following non-IFRS measures:

	1Q11		2Q11		3Q11		4Q11		1Q12		2Q12		3Q12
Cash cycle days:
Days in A/R	45		42		40		41		42		41		46
Days in inventory	50		53		52		51		52		50		53
Days in A/P	(64)		(60)		(56)		(56)		(59)		(57)		(60)
Cash cycle days	31		35		36		36		35		34		39
Inventory turns	7.4	x	6.8	x	7.0	x	7.2	x	7.0	x	7.3	x	7.0	x

	2011				2012
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
Amount of A/R sold (in millions)	$60.0	$120.0	$100.0	$60.0	$60.0	$45.0	$60.0
Amount of customer deposits (in millions)	$50.0	$83.0	$100.0	$120.0	$99.0	$57.6	$30.0

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in A/P is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. These non-IFRS measures do not have comparable measures under IFRS to which we can reconcile.

Cash cycle days for the third quarter of 2012 increased by 3 days to 39 days compared to the same period in 2011 and by 5 days compared to the second quarter of 2012. The increase in the days in A/R for the third quarter of 2012 was primarily due to a lower revenue base compared to the same period in 2011 and the second quarter of 2012. A reduction in the amount of A/R sold in the third quarter of 2012, compared to the same period in 2011, also negatively impacted this quarter’s days in A/R.

Management reviews other non-IFRS measures including adjusted net earnings, operating margin, ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our unaudited interim condensed consolidated financial statements are described in our 2011 annual MD&A.

Operating Results

Our annual and quarterly operating results, including working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs. The level and timing of customer orders will vary due to changes in demand for their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide; the rate at which, and the costs associated with, new program ramps; volumes and seasonality of business; price competition; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements and the timing of replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of acquisitions and the related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers and our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers can award new programs or shift programs to other EMS providers for a variety of reasons including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, rebalancing the concentration or location of their EMS providers, mergers and consolidation among customers, as well as decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand amongst their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their excess internal capacity or for other reasons. Our operating results for each period include the impacts associated with program wins, losses or follow-on business from customers as well as acquisitions. The volume of, profitability of or the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production, existing programs being fully or partially transferred internally or to a competitor, the timing of programs reaching end-of-life, and/or the timing of follow-on or next generation programs.

The following table sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	93.1	93.1	93.2	93.2
Gross profit	6.9	6.9	6.8	6.8
SG&A	3.4	4.0	3.6	3.6
Research and development costs	0.2	0.2	0.2	0.2
Amortization of intangible assets	0.2	0.2	0.2	0.2
Other charges (recoveries)	(0.2)	0.5	0.1	0.5
Finance costs	0.1	—	0.1	0.1
Earnings before income tax	3.2	2.0	2.6	2.2
Income tax expense (recovery)	0.5	(0.8)	0.3	—
Net earnings	2.7%	2.8%	2.3%	2.2%

Revenue:

Effective the first quarter of 2012, we combined our enterprise communications and telecommunications end markets into one communications end market for reporting purposes. Prior period percentages were also combined.

Revenue of $1.58 billion for the third quarter of 2012 decreased 14% from $1.83 billion for the same period in 2011; approximately three-quarters of this decrease was due to the wind down of our RIM manufacturing services. Compared to the third quarter of 2011, revenue dollars from consumer decreased 48% primarily due to the wind down of our manufacturing for RIM, and communications and servers each decreased 9% due to overall demand weakness. These decreases were offset in part by our diversified and storage end markets which increased 14% and 1%, respectively, compared to the third quarter of 2011. Revenue from our diversified end market increased 14%, or $41 million, from the third quarter of 2011, primarily driven by new program wins. The D&H acquisition did not significantly impact our revenue for the third quarter of 2012.

Revenue for the first nine months of 2012 decreased 8% from the same period in 2011. Compared to revenue from our end markets in the first nine months of 2011, revenue dollars from consumer decreased 26% as we substantially completed our manufacturing services for RIM in the third quarter of 2012; revenue dollars from communications decreased 12%, servers decreased 9%, and storage decreased 5%, primarily due to continued overall demand weakness. Revenue from our diversified end market for the first nine months of 2012 increased 34% compared to the same period in 2011, primarily driven by new program wins and by acquisitions which contributed approximately half of the revenue increase in this end market year-over-year.

The following table shows revenue from the end markets we serve as a percentage of revenue for the periods indicated:

	2011					2012
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Communications	36%	34%	34%	33%	35%	33%	32%	37%
Consumer	26%	25%	25%	26%	25%	23%	21%	15%
Diversified	11%	13%	16%	18%	14%	19%	19%	21%
Servers	15%	17%	14%	13%	15%	15%	16%	14%
Storage	12%	11%	11%	10%	11%	10%	12%	13%
Revenue (in billions)	$1.80	$1.83	$1.83	$1.75	$7.21	$1.69	$1.74	$1.58

Our product and service volumes, revenue and operating results vary from period-to-period depending on the success in the marketplace of our customers’ products, changes in demand from the customer for the products we manufacture, the impact of seasonality for various end markets, the mix and complexity of the products or services we provide, the timing of receiving components and materials, the extent, timing and rate of new program wins, follow-on business or losses from new, existing or disengaging customers, the transfer of programs among our facilities at our customers’ request, and the timing and rate at which new programs are ramped up, among other factors. We are dependent on a limited number of customers in the communications and computing end markets for a substantial portion of our revenue. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors or customers changing the volumes they outsource, and the constantly changing dynamics of the global economy will also continue to impact our business from period to period.

In the past, we have experienced some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. We expect that the numerous factors described above that affect our period-to-period results will continue to make it difficult for us to predict the extent and impact of seasonality and other external factors on our business.

The significant decrease in revenue from our consumer end market in the third quarter of 2012 resulted in proportionately higher percentages of total revenue for all of our other end markets compared to their respective revenue percentages in the prior periods. We expect this trend to continue in the fourth quarter of 2012 as our consumer revenue decreases to single digits.

Our communications end market represented 37% of total revenue for the third quarter of 2012, up from 34% of total revenue for the same period in 2011 (34% and 36% for the first nine months of 2012 and 2011, respectively). The increase in percentages this quarter primarily reflects the significant decrease in revenue from our consumer end market in the third quarter of 2012. Revenue dollars from this end market decreased 9% compared to the third quarter of 2011 and 12% compared to the first nine months of 2011, primarily due to demand softness across a number of customers in this end market.

Our consumer end market represented 15% of total revenue for the third quarter of 2012, down from 25% of total revenue for the same period in 2011 (20% and 25% for the first nine months of 2012 and 2011, respectively).  RIM was our largest customer and had represented approximately three-quarters of our consumer business in the past eight quarters. Our revenue from RIM was just under 10% for the third quarter of 2012 (second quarter of 2012 —  17%) as we completed substantially all of our manufacturing for RIM by September 30, 2012. We cannot assure the timely replacement of the RIM revenue. Revenue dollars and revenue as a percentage of total revenue from our consumer end market will continue to decrease in the fourth quarter of 2012 as revenue from RIM will be minimal.

Revenue dollars from our diversified end market increased 14% compared to the third quarter of 2011 and 34% compared to the first nine months of 2011. New program wins and revenue from acquisitions contributed to the increase in revenue in this end market. Excluding revenue from our acquisitions, our diversified end market grew 14% from the third quarter of 2011 and 18% from the first nine months of 2011. The diversified end market represented 21% of our total revenue, up from 16% in the third quarter of 2011 (20% and 13% for the first nine months of 2012 and 2011, respectively).

Revenue dollars from our server end market decreased 9% compared to the third quarter and the first nine months of 2011 as a result of demand weakness from one of our top customers. Revenue dollars and revenue as a percentage of total revenue from our server end market decreased from the second quarter of 2012, in which we benefited from strong customer demand.

Revenue dollars from our storage end market for the third quarter of 2012 were relatively flat compared to the same period in 2011, and decreased slightly in the first nine months of 2012 compared to the same period in 2011.

For the third quarter of 2012, we had one customer that individually represented more than 10% of total revenue (third quarter of 2011 — two customers). For the first nine months of 2012, we had two customers that individually represented more than 10% of total revenue (first nine months of 2011 — three customers). RIM accounted for just under 10% of total revenue for the third quarter of 2012, down from 17% of total revenue in the second quarter of 2012 and 18% of total revenue in the third quarter of 2011.

Whether any of our customers individually accounts for more than 10% of revenue in any period depends on various factors affecting our business with that customer and with other customers, including overall changes in demand for customers’ product, seasonality of business, the extent and timing of new program wins, losses or follow-on business, the phasing in or out of programs, the growth rate of other customers, price competition and changes in our customers’ supplier base or supply chain strategies.

In the aggregate, our top 10 customers represented 67% and 69% of revenue, respectively, for the third quarter and the first nine months of 2012 (third quarter and first nine months of 2011 — 70% and 72%, respectively). We are dependent upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at the same historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant decrease in revenue from these or other customers, or a loss of a major customer, would have a material adverse impact on our business, our revenue and our results of operations.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs.

We believe that delivering profitable revenue growth depends on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. We continue to pursue new customers and acquisition opportunities to expand our end market penetration, diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Gross profit (in millions)	$126.5	$109.4	$369.3	$338.6
Gross margin	6.9%	6.9%	6.8%	6.8%

Gross profit for the third quarter of 2012 decreased 14% from the third quarter of 2011, in line with the decrease in revenue from the same period of 2011. Gross margin as a percentage of revenue of 6.9% in the third quarter of 2012 was flat compared to the same period of 2011.

Gross profit for the first nine months of 2012 decreased 8% from the same period of 2011, in line with the 8% decrease in revenue. Gross margin as a percentage of revenue of 6.8% was flat compared to the same period last year.

Multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher revenue concentration in lower gross margin products and end markets; pricing pressure; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A are impacted by the level of variable compensation expense we record in each period. Variable compensation includes our team incentive plans available to eligible employees, sales incentive plans and equity-based compensation, such as stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the third quarter of 2012 of $62.4 million was relatively flat compared to the same period in 2011. As a percentage of revenue, SG&A for the third quarter of 2012 was 4.0% compared to 3.4% for the same period in 2011, reflecting the lower revenue levels in the third quarter of 2012.

SG&A for the first nine months of 2012 decreased 6% to $182.3 million (3.6% of revenue) compared to $194.9 million (3.6% of revenue) for the same period in 2011. The decrease was primarily driven by lower variable compensation expense.

Stock-based compensation:

Our stock-based compensation expense varies each period, and includes mark-to-market adjustments for awards we settle in cash and plan adjustments. Our performance-based compensation expense generally varies depending on the level of achievement of pre-determined performance goals and financial targets. We recorded the following stock-based compensation expense in cost of sales and SG&A for the periods indicated (in millions):

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Stock-based compensation	$8.0	$10.7	$34.5	$27.8

We cash-settled certain share unit awards that vested in February 2011. Cash-settled awards are accounted for as liabilities and remeasured based on our share price at each reporting date until the settlement date, with a corresponding charge or credit to compensation expense. Our stock-based compensation expense for the first quarter of 2011 included a mark-to-market adjustment of $2.7 million for the awards we settled in cash. We have not recorded any mark-to-market adjustments since the first quarter of 2011. See “Cash requirements” below.

We made changes in 2011 to the retirement eligibility clauses in our equity-based compensation plans which required us to accelerate recognition of the related compensation expense. The adjustment we recorded to stock-based compensation expense for the first nine months of 2011 was $1.7 million higher than the adjustment we recorded in the first nine months of 2012; the adjustment in 2011 also included an adjustment for unvested awards granted prior to 2011.

Compared to the third quarter of 2011, total stock-based compensation expense for the third quarter of 2012 was higher by $2.7 million, primarily due to the timing of an adjustment to reflect the estimated level of achievement related to our performance-based compensation. Total stock-based compensation expense for the first nine months of 2012 was lower by $6.7 million compared to the same period in 2011 reflecting the cash settlement and the plan adjustment described in the preceding paragraphs, and an overall lower achievement to-date on our performance-based compensation.

Other charges (recoveries):

Due to the significance of RIM as a customer and in order to improve our margin performance, we previously announced that we would take restructuring actions throughout our global network to reduce our overall cost structure. We estimated total restructuring charges of between $40 million and $50 million which we expect to complete by the first half of 2013. Of this amount, we recorded $8.3 million in the third quarter of 2012 ($27.3 million — first nine months of 2012).

The majority of the charges in 2012 were related to the wind down of our manufacturing services for RIM. For the first nine months of 2012, we recorded $12.3 million of restructuring charges primarily related to employee termination costs for our RIM manufacturing operations in Mexico and other actions throughout our global network and $15.0 million in non-cash charges primarily to write down to recoverable amounts the RIM equipment that was no longer in use in Mexico, Romania and Malaysia. At September 30, 2012, our restructuring liability was $9.2 million, comprised primarily of employee termination costs which we expect to pay by the end of 2012. All cash outlays have been, and the balance will be, funded from cash on hand.

We evaluate our operations from time-to-time and may propose future restructuring actions or divestitures as a result of changes in the marketplace and/or our exit from less profitable or non-strategic operations. The frequency of customers transferring business among EMS competitors, or customers changing the volumes they outsource, or the transfer of programs among our facilities at our customers’ request may also result in future restructuring actions.

Income taxes:

For the third quarter of 2012, we had an income tax recovery of $13.3 million on earnings before tax of $30.4 million compared to an income tax expense of $8.0 million on earnings before tax of $58.2 million for the same period in 2011. Income tax recovery for the first nine months of 2012 was $0.8 million on earnings before tax of $109.7 million compared to an income tax expense of $18.7 million on earnings before tax of $144.6 million for the same period in 2011. Current income taxes for the third quarter and first nine months of 2012 consisted primarily of the tax expense in jurisdictions with current taxes payable and tax benefits arising from changes to our provisions related to certain tax uncertainties. Deferred income taxes for the third quarter and first nine months of 2012 were comprised primarily of the deferred income tax assets we recognized in the United States as a result of the D&H acquisition, offset in part by net deferred tax expense for changes in temporary differences in various jurisdictions. Current income taxes for the third quarter and first nine months of 2011 consisted primarily of the tax expense in jurisdictions with current taxes payable and changes to our net provisions related to tax uncertainties. Deferred income taxes for the third quarter and the first nine months of 2011 were comprised primarily of deferred tax expense for increases to future taxable temporary differences in Canada.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly period to period for various reasons, including the mix and volume of business in lower tax jurisdictions in Europe and Asia, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2012 and 2020). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business negotiate tax incentives to attract and retain our business. Our taxes could increase if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, if they are not renewed upon expiration, if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the conditions.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will reduce taxable income in these jurisdictions in future periods.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits and reviews by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions.

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest expense could be approximately $29.0 million Canadian dollars (approximately $29.5 million at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisers.

In connection with a tax audit in Brazil, tax authorities had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In June 2011, we received a ruling from the Brazilian Lower Administrative Court that was largely consistent with our original filing position.  As the ruling generally favored the taxpayer, the Brazilian tax authorities appealed the matter to a higher court. In June 2012, the Brazilian Higher Administrative Court unanimously upheld the Lower Administrative Court decision. Although we believe it is unlikely to occur due to the recent unanimous decision by the higher court, the Brazilian tax authorities have the right to present a Special Appeal to change the favorable decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors. A change to the benefit realizable on these Brazilian losses could increase our net future tax liabilities by approximately 49.3 million Brazilian reais (approximately $24.3 million at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in us owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings, and if these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also look to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that an acquisition will be successfully integrated or will generate the returns we expected.

In August 2010, we completed the acquisition of Austrian-based Allied Panels which enhanced our healthcare offering by expanding our capability in the healthcare diagnostics and imaging market. In June 2011, we completed the acquisition of the semiconductor equipment contract manufacturing operations of Brooks Automation. The operations, based in Oregon, U.S.A. and Wuxi, China, specialize in manufacturing complex mechanical equipment and providing systems integration services to some of the world’s largest semiconductor equipment manufacturers. This acquisition strengthened our service offerings by providing our customers with additional capabilities in complex mechanical and systems integration services.

In September 2012, we completed the acquisition of D&H, a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support to some of the world’s leading semiconductor capital equipment manufacturers. The purchase price was $71.4 million, net of cash acquired, which we financed from cash on hand. We are in the process of obtaining third-party valuations to determine the fair values of certain assets, such as the customer intangible assets and property, plant and equipment. On the acquisition date, we recorded $25.7 million in goodwill (of which we expect none will be tax deductible) and $24.0 million in amortizable customer intangible assets. The purchase price is subject to a working capital adjustment that, when determined, will be reflected as an adjustment to goodwill.  We expensed $0.8 million in acquisition-related transaction costs during the quarter through other charges.  This acquisition did not have a significant impact on our consolidated results of operations for the third quarter of 2012.

Revenue and earnings for the combined companies for each of the reporting periods would not have been materially different had the acquisitions in each year occurred at the beginning of the respective years.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	December 31 2011	September 30 2012
Cash and cash equivalents	$658.9	$598.2

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Cash provided by operating activities	$124.4	$84.7	$99.5	$207.8
Cash used in investing activities	(20.9)	(95.2)	(118.9)	(155.0)
Cash used in financing activities	(70.0)	(21.9)	(27.3)	(113.5)

Changes in non-cash working capital items (included with operating activities above):
A/R	$46.7	$51.9	$179.7	$39.7
Inventories	70.4	85.4	(57.1)	86.3
Other current assets	13.0	(0.3)	9.6	5.7
A/P, accrued and other current liabilities and provisions	(87.3)	(103.8)	(236.3)	(119.8)
Working capital changes	$42.8	$33.2	$(104.1)	$11.9

Cash provided by operating activities:

We generated $84.7 million in cash from operations during the third quarter of 2012 compared to $124.4 million for the same period in 2011. The decrease in cash generated from operations is driven primarily by lower net earnings for the quarter and a decrease in the A/P and accrued liabilities balance at the end of the third quarter of 2012. The decrease in A/P reflects lower inventory purchases as well as a lower cash deposit from RIM.

For the first nine months of 2012, we generated $207.8 million in cash from operations compared to $99.5 million for the same period in 2011. Although the net earnings in the first nine months of 2011 were higher than the same period of 2012, we used $104.1 million of cash to fund higher working capital requirements in 2011; inventory had increased by $57.1 million to support new program ramps and A/P and accrued liabilities had decreased by $236.3 million. This was partially offset by a decrease in A/R in the first nine months of 2011 which reflected in part an additional $40.0 million of A/R we sold under our A/R sale program at September 30, 2011 compared to the end of 2010.

Included in our cash and A/P balances at September 30, 2012 was a $30.0 million deposit we received from RIM, which we expect to repay by October 31, 2012 (June 30, 2012 — $57.6 million deposit; December 31, 2011 — $120.0 million deposit).

Cash used in investing activities:

Our capital expenditures for the third quarter and first nine months of 2012 were $25.8 million and $88.6 million, respectively (third quarter and first nine months of 2011 — $19.0 million and $47.5 million, respectively). The capital expenditures were incurred primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. We spent approximately $30 million during the first nine months of 2012 related to a building we acquired in Malaysia. From time-to-time, we receive cash proceeds from the sale of surplus equipment and property.

In September 2012, we completed the acquisition of D&H. The purchase price of $71.4 million, net of cash acquired, was financed with cash on hand.

In June 2011, we acquired the semiconductor equipment contract manufacturing operations of Brooks Automation. The purchase price of $78.0 million was financed with cash on hand and $45.0 million from our revolving credit facility, which we repaid in the third quarter of 2011. In August 2011, we paid an additional $2.5 million in cash as a final working capital adjustment related to this acquisition.

Cash used in financing activities:

During the third quarter of 2012, we paid $21.2 million to repurchase for cancellation 2.7 million subordinate voting shares in the open market under our NCIB. As of September 30, 2012, we have paid $113.8 million, including transaction fees, to repurchase for cancellation a total of 13.3 million shares at a weighted average price of $8.52 per share under the NCIB since its commencement in February 2012. For the third quarter and first nine months of 2011, we did not repurchase any subordinate voting shares under our previous NCIB that expired in August 2011. In the third quarter and first nine months of 2012, we also paid none and $3.8 million, respectively (third quarter and first nine months of 2011 — $23.5 million and $32.8 million, respectively), for the purchase of subordinate voting shares in the open market by a trustee to satisfy the delivery of subordinate voting shares under our equity-based compensation plans.

In June 2011, we borrowed $45.0 million under our revolving credit facility to fund a portion of our Brooks Automation acquisition which we repaid in the third quarter of 2011. Our credit facility was undrawn at September 30, 2012.

Cash requirements:

We maintain a revolving credit facility and an A/R sales program to provide short-term liquidity and to have funds available for working capital and other investments to support our business strategies. Our working capital requirements can vary significantly from month-to-month due to a range of business factors which includes the ramping of new programs, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our revolving credit facility or sell A/R utilizing our A/R sales program. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements.

At times, our customers require us to carry inventory in excess of current production requirements. We had negotiated cash deposits from RIM to cover such excess inventory. These deposits were short-term in nature and generally repaid in 2 to 3 months. We received cash deposits in each quarter beginning in December 2010 from RIM. At September 30, 2012, our customer deposit was $30.0 million which we expect to repay by October 31, 2012. We expect the deposit to be zero by the end of 2012 as we complete the transition activities of our manufacturing services for RIM. We may utilize our A/R sales program or draw on our credit facility to offset the impact on our liquidity from this repayment.

We had $598.2 million in cash and cash equivalents at September 30, 2012 (December 31, 2011 — $658.9 million). We believe that cash flow from operating activities, together with cash on hand, borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund currently anticipated working capital needs, planned capital spending and planned restructuring actions. We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of our securities would be subject to market conditions at the time of issuance.

As at September 30, 2012, a significant portion of our cash and cash equivalents was held by numerous foreign subsidiaries outside of Canada. Although substantially all of the cash and cash equivalents held outside of Canada could be repatriated, a significant portion may be subject to withholding taxes under current tax laws. We have not recognized deferred tax liabilities for cash and cash equivalents held by certain foreign subsidiaries that relate to earnings that are considered indefinitely reinvested outside of Canada and that we do not intend to repatriate in the foreseeable future.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for the fourth quarter of 2012 will be approximately 1.0% of revenue, and we expect to fund this from cash on hand.

We have granted share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by cash. During the first nine months of 2012, we paid $3.8 million for the trustee to purchase 0.4 million subordinate voting shares in the open market. During 2011, we paid $49.4 million in connection with these plans for the trustee to purchase in the open market 5.7 million subordinate voting shares, which we distributed to employees as awards vested during 2011 and the first quarter of 2012. We have an ongoing obligation to settle awards as they vest in future periods. We currently estimate that approximately 2 million equity-based awards will vest in the fourth quarter of 2012 and the first quarter of 2013. We expect to satisfy these awards through a combination of shares purchased in the open market and cash.

The NCIB that was accepted by the TSX in February 2012 allows us to repurchase up to approximately 16.2 million subordinate voting shares (representing approximately 7.5% of our subordinate voting and multiple voting shares outstanding at the commencement of the NCIB) in the open market. During the third quarter of 2012, we paid $21.2 million to repurchase for cancellation 2.7 million subordinate voting shares at a weighted average price of $7.76 per share. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans (0.4 million repurchased during the first nine months of 2012). At September 30, 2012, we can repurchase up to an additional 2.5 million subordinate voting shares under the NCIB.

On October 23, 2012, our board of directors authorized a substantial issuer bid to repurchase for cancellation up to $175 million of our subordinate voting shares (Offer).  We expect to launch and complete the Offer during the fourth quarter of 2012. We will fund the share repurchases using a combination of available cash on hand and cash drawn from our existing revolving credit facility.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and third-party claims for property damage resulting from our negligence. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, potential judgments and settlement costs.

Our manufacturing facility in Miyagi, Japan was damaged as a result of the major earthquake and tsunami in March 2011. In March 2012, we settled a related insurance claim for an amount that was consistent with our expectation.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business. Our capital resources consist of cash, short-term investments, access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and capital stock. We regularly review our borrowing capacity and make adjustments, as available, for changes in economic conditions.

At September 30, 2012, we had cash and cash equivalents of $598.2 million (December 31, 2011 — $658.9 million), of which approximately 55% was cash and 45% was cash equivalents. Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2012 a Standard and Poor’s rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We have a $400.0 million revolving credit facility that matures in January 2015. The facility has restrictive covenants, including those relating to debt incurrence, the sale of assets and a change of control. We are also required to comply with financial covenants relating to indebtedness, interest coverage and liquidity and we have pledged certain assets as security. At September 30, 2012, there were no amounts drawn under the facility (undrawn at December 31, 2011) and we were in compliance with all covenants. At September 30, 2012, we had $31.5 million (December 31, 2011 — $27.0 million) of letters of credit that were issued under our credit facility. We also arranged letters of credit and surety bonds outside of our credit facility.  At September 30, 2012, we had $12.6 million (December 31, 2011 — $13.9 million) of such letters of credit and surety bonds outstanding.

We also have access to $70.0 million in intraday and overnight bank overdraft facilities, which were undrawn at September 30, 2012 (undrawn at December 31, 2011).

We have an agreement to sell up to $250.0 million in A/R on a committed basis and up to an additional $150.0 million in A/R on an uncommitted basis. The amount of A/R we sell is subject to pre-determined limits by customer. The A/R facility is with third-party banks which have at September 30, 2012 a Standard and Poor’s rating of A-1. Our facility expires in November 2012. We intend to enter into a new A/R facility of similar overall size upon its expiry. At September 30, 2012, we had sold $60.0 million of A/R under this facility (December 31, 2011 — $60.0 million of A/R sold).

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Standard and Poor’s provides a corporate credit rating on Celestica. This rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor. At September 30, 2012, our Standard and Poor’s corporate credit rating is BB, with a stable outlook. A reduction in our credit rating could adversely impact our future cost of borrowing.

Our strategy on capital risk management has not changed significantly since the end of 2011. Other than the restrictive covenants associated with our revolving credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that hold primarily U.S. government securities.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our material costs are also denominated in U.S. dollars. However, a significant portion of our non-material costs (including payroll, pensions, facility costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into forward exchange contracts to hedge against our cash flows and significant balance sheet exposures in certain foreign currencies. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful.

At September 30, 2012, we had forward exchange contracts to trade U.S. dollars for the following currencies:

Currency	Amount of U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss) (in millions)
Canadian dollar	$304.4	$0.99	12	$7.0
Thai baht	121.5	0.03	15	1.0
Malaysian ringgit	87.1	0.32	15	1.0
Mexican peso	55.0	0.07	12	1.4
British pound	54.9	1.59	4	(1.1)
Chinese renminbi	39.2	0.16	12	(0.2)
Euro	16.9	1.26	7	0.2
Romanian leu	10.9	0.28	12	(0.1)
Other	27.1	—	12	0.2
Total	$717.0			$9.4

These contracts generally extend for periods of up to 15 months and expire by the end of the fourth quarter of 2013. The fair value of these contracts at September 30, 2012 was a net unrealized gain of $9.4 million (December 31, 2011 — net unrealized loss of $13.9 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of market risks associated with financial instruments.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our cash receipts, cash payments and balance sheet exposures denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Interest rate risk: Borrowings under our revolving credit facility bear interest at LIBOR or Prime rate plus a margin. Our borrowings under this facility expose us to interest rate risks due to fluctuations in these rates.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is low. To mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions each of which had at September 30, 2012 a Standard and Poor’s rating of A-1 or above. Each financial institution with which we have our A/R sales program had a Standard and Poor’s rating of A-1 at September 30, 2012. At September 30, 2012, we had sold $60.0 million (December 31, 2011 — $60.0 million) of A/R under this sales program. We also provide unsecured credit to our customers in the normal course of business. We mitigate this credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations. We consider credit risk in establishing our allowance for doubtful accounts and we believe our allowances are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operations, together with cash on hand, cash from the sale of A/R, and borrowings available under our revolving credit facility and intraday and overnight bank overdraft facilities are sufficient to support our financial obligations.

Outstanding Share Data

As of October 23, 2012, we had 186.2 million outstanding subordinate voting shares and 18.9 million outstanding multiple voting shares. We also had 6.8 million outstanding stock options, 4.1 million outstanding RSUs, 5.2 million outstanding PSUs (based on a maximum payout of 200%), and 0.7 million outstanding deferred share units, each such option or unit entitling the holder to receive one subordinate voting share (or in certain cases, cash at our option) pursuant to the terms thereof (subject to time or performance-based vesting).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the third quarter and first nine months of 2012, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal controls over financial reporting as at December 31, 2011. This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts):

	2010	2011				2012
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,876.1	$1,800.1	$1,829.4	$1,830.1	$1,753.4	$1,690.9	$1,744.7	$1,575.4
Gross profit %	6.5%	6.5%	6.9%	6.9%	7.0%	6.6%	6.7%	6.9%
Net earnings	$38.4	$30.0	$45.7	$50.2	$69.2	$43.2	$23.6	$43.7
Weighted average # of basic shares	221.4	215.4	216.6	216.6	216.6	215.7	210.4	207.0
Weighted average # of diluted shares	223.5	219.2	220.0	219.5	218.7	217.9	212.3	208.8
# of shares outstanding	214.2	216.3	216.4	216.4	216.5	211.6	207.8	205.1
Net earnings per share:
basic	$0.17	$0.14	$0.21	$0.23	$0.32	$0.20	$0.11	$0.21
diluted	$0.17	$0.14	$0.21	$0.23	$0.32	$0.20	$0.11	$0.21

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2010 and 2011 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters of 2010, 2011 and 2012 were impacted by our restructuring plans. The amounts vary from quarter-to-quarter.

Third quarter 2012 compared to second quarter 2012:

Revenue for the third quarter of 2012 decreased 10% sequentially. Compared to revenue from our end markets in the second quarter of 2012, revenue dollars from consumer decreased 35%, server decreased 17% and storage decreased 6%. Revenue dollars from communications and diversified end markets increased slightly compared to the second quarter of 2012. Revenue dollars from our consumer end market reflect the decrease in revenue from RIM. Both the server and storage end markets benefited from strong customer demand in the second quarter of 2012, resulting in sequential declines in the third quarter of 2012. Gross margin increased to 6.9% of revenue for the third quarter of 2012 from 6.7% for the second quarter of 2012, reflecting favorable customer mix and one-time recoveries. Net earnings increased $20.1 million from the second quarter of 2012, primarily driven by the higher income tax recoveries arising from changes to our provisions related to tax uncertainties and from the recognition of certain deferred tax assets previously not recognized.

Third quarter 2012 actual compared to guidance:

On July 27, 2012, we provided the following guidance for the third quarter of 2012:

	Q3 2012
	Guidance	Actual
Revenue (in billions)	$1.60 to $1.70	$1.58
Adjusted net earnings per share (diluted)	$0.17 to $0.23	$0.26

For the third quarter of 2012, revenue of $1.58 billion was slightly lower than our published guidance, primarily due to softer demand across all end markets. Adjusted net earnings of $0.26 per share for the third quarter of 2012 included a $0.05 per share income tax benefit arising from changes to our provisions related to certain tax uncertainties that was not included in our guidance.

Our guidance includes a range for adjusted net earnings per share (which is a non-IFRS measure and is defined below). We believe adjusted net earnings is an important measure for investors to understand our core operating performance and to compare our operating results with those of our competitors. A reconciliation of adjusted net earnings to IFRS net earnings is set forth below.

IFRS net earnings per share for the third quarter of 2012 was $ $0.21 on a diluted basis. IFRS net earnings for the third quarter included an aggregate charge of $0.10 (pre-tax) per share for stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is within the range we provided on July 27, 2012 of a charge between $0.08 and $0.14 per share (diluted).

Non-IFRS measures:

Management uses adjusted net earnings and other non-IFRS measures to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors’ understanding of the core operating results of our business, and (iv) set management incentive targets.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations.

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), SG&A, SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, ROIC, free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments, and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges and credits excluded from the non-IFRS measures are nonetheless charges and credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS, unless there are no comparable IFRS measures.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs to owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value. Our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended				Nine months ended
	September 30				September 30
	2011		2012		2011		2012
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
Revenue	$1,830.1		$1,575.4		$5,459.6		$5,011.0

IFRS gross profit	$126.5	6.9%	$109.4	6.9%	$369.3	6.8%	$338.6	6.8%
Stock-based compensation	3.7		4.2		11.7		10.5
Non-IFRS gross profit	$130.2	7.1%	$113.6	7.2%	$381.0	7.0%	$349.1	7.0%

IFRS SG&A	$61.9	3.4%	$62.4	4.0%	$194.9	3.6%	$182.3	3.6%
Stock-based compensation	(4.3)		(6.5)		(22.8)		(17.3)
Non-IFRS SG&A	$57.6	3.1%	$55.9	3.5%	$172.1	3.2%	$165.0	3.3%

IFRS earnings before income taxes	$58.2		$30.4		$144.6		$109.7
Finance costs	1.6		0.7		4.3		2.5
Stock-based compensation	8.0		10.7		34.5		27.8
Amortization of intangible assets (excluding computer software)	1.8		1.0		5.4		2.6
Restructuring and other charges, net of recoveries	(2.6)		8.9		5.5		25.0
Non-IFRS operating earnings (EBIAT) (1)	$67.0	3.7%	$51.7	3.3%	$194.3	3.6%	$167.6	3.3%

IFRS net earnings	$50.2	2.7%	$43.7	2.8%	$125.9	2.3%	$110.5	2.2%
Stock-based compensation	8.0		10.7		34.5		27.8
Amortization of intangible assets (excluding computer software)	1.8		1.0		5.4		2.6
Restructuring and other charges, net of recoveries	(2.6)		8.9		5.5		25.0
Adjustments for taxes (2)	—		(9.5)		(0.5)		(10.4)
Non-IFRS adjusted net earnings	$57.4	3.1%	$54.8	3.5%	$170.8	3.1%	$155.5	3.1%

Diluted EPS
Weighted average # of shares (in millions)	219.5		208.8		219.4		212.9
IFRS earnings per share	$0.23		$0.21		$0.57		$0.52
Non-IFRS adjusted net earnings per share	$0.26		$0.26		$0.78		$0.73
# of shares outstanding (in millions)	216.4		205.1		216.4		205.1

IFRS cash provided by operations	$124.4		$84.7		$99.5		$207.8
Purchase of property, plant and equipment, net of sales proceeds	(18.4)		(23.8)		(38.4)		(83.6)
Finance costs paid	(1.5)		(1.0)		(6.0)		(3.0)
Non-IFRS free cash flow (3)	$104.5		$59.9		$55.1		$121.2

ROIC % (4)	26.4%		20.0%		27.3%		22.2%

(1)           EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)           The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)           Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)           Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2011	2012	2011	2012
Non-IFRS operating earnings (EBIAT)	$67.0	$51.7	$194.3	$167.6
Multiplier	4	4	1.333	1.333
Annualized EBIAT	$268.0	$206.8	$259.1	$223.4
Average net invested capital for the period	$1,015.4	$1,033.1	$947.4	$1,005.3
ROIC %	26.4%	20.0%	27.3%	22.2%

	December 31 2011	March 31 2012	June 30 2012	September 30 2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4	$2,951.2	$2,885.5
Less: cash	658.9	646.7	630.6	598.2
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8	1,332.1	1,209.6
Net invested capital by quarter	$964.1	$990.9	$988.5	$1,077.7

	December 31 2010	March 31 2011	June 30 2011	September 30 2011
Net invested capital consists of:
Total assets	$3,013.9	$2,997.3	$3,020.6	$2,914.8
Less: cash	632.8	584.0	552.6	586.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,552.6	1,483.1	1,417.3	1,348.6
Net invested capital by quarter	$828.5	$930.2	$1,050.7	$980.1

Fourth quarter 2012 guidance:

For the fourth quarter of 2012, we expect revenue to be in the range of $1.425 billion to $1.525 billion. We expect adjusted net earnings per share for the fourth quarter of 2012 to be in the range of $0.15 to $0.21 per share (diluted). We expect a negative $0.08 to $0.14 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

Our guidance for the fourth quarter of 2012 is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond our control. The material assumptions may include the following: our ability to effectively manage the RIM transition activities; forecasts from our customers, which range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing, execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; the timing and execution of our restructuring actions, and our ability to diversify our customer base and develop new capabilities. Our assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above. Our guidance for the fourth quarter of 2012 is given for the purpose of providing information about management’s current expectations and plans relating to the fourth quarter of 2012. Readers are cautioned that such information may not be appropriate for other purposes.